Exhibit 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Six months ended June 30,	2010
Earnings:
Income from continuing operations before income taxes	$140
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(37)
Fixed charges added to earnings	255
Distributed income of less than 50 percent-owned persons	18
Amortization of capitalized interest:
Consolidated	20
Proportionate share of 50 percent-owned persons	—

Total earnings	$396

Fixed Charges:

Interest expense:
Consolidated	$237
Proportionate share of 50 percent-owned persons	—

$237

Amount representative of the interest factor in rents:
Consolidated	$18
Proportionate share of 50 percent-owned persons	—

$18

Fixed charges added to earnings	$255

Interest capitalized:
Consolidated	$45
Proportionate share of 50 percent-owned persons	—

$45

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$300

Ratio of earnings to fixed charges	1.3